Mail Stop 3561

February 6, 2006

Roderick C. Bartlett, Chief Financial Officer
S2C Global Systems, Inc.
1650-1188 West Georgia
Vancouver, BC
Canada V6E 4A2

      Re: **S2C Global Systems, Inc.**
              Amendment No. 2 to Registration Statement on Form 10-SB
              Filed January 19, 2006
              File No. 0-51529

Dear Mr. Bartlett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the marked courtesy copy of the amendment provided to us.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors, Executive Officers, Promoters and Control Persons, page 10

1. We reissue comment 34 in our letter dated October 21, 2005 and comment 7 in our letter dated December 14, 2005. Given the limited executive officers you have and your limited operations, it is unclear why you believe that your four vice presidents for product development, sales, technology, and marketing are not significant employees.

Recent Sales of Unregistered Securities, page 19

2. We have read your response to comment 9 in our letter dated December 14, 2005 and note that you have revised the value for shares issued to management and consultants subsequent to June 30, 2005. However, shares issued on June 13, 2005 for management consulting services and to Trentfaub Industries are still valued at $0.10 per share, rather than at $0.25 per share. Given the contemporaneous issuance of shares for cash at $0.25 per share on June 13, 2005, please further revise your financial statements to reflect all shares issued at fair value, or tell us why your valuations are appropriate with reference to authoritative guidance.

September 30, 2005 Financial Statements

Interim Consolidated Balance Sheet, page 36

3. Please tell us what is included in accounts receivable as of September 30, 2005. Your December 31, 2004 balance sheet included a line item for amounts due from government agencies. If any portion of the $28,809 of accounts receivable is attributable to amounts due from government agencies, please use a more appropriate balance sheet caption so as not to suggest that significant credit sales have been generated. We assume that, at most, $590 of the accounts receivable balance represents uncollected credit sales due from customers. Please tell us the specific nature of each component of the accounts receivable line item and revise your balance sheet accordingly.

Notes to the Interim Consolidated Financial Statements, page 41

Note 3. Significant Accounting Policies, page 41

r) Revenue Recognition, page 42

4. We have read your response to comment 13 in our letter dated December 14, 2005. In light of your expectation that revenues will be generated prior to effectiveness of your registration statement and that multiple streams of revenue are expected to be generated within a short time period following effectiveness we believe that disclosure of a revenue recognition policy is required. You have identified the following expected revenue streams in your filing:

- Processing fees per bottle for equipment and services provided to the bottler's plant;
- Revenue sharing for sale of bottled water from the Aquaduct unit at the retail location; and
- TM/Point-of-sale fees for Aquaduct units equipped to handle financial transactions.

Please ensure that your policy addresses each of your three current and near term revenue streams consistent with comment 13 in our letter dated December 14, 2005. Based on the nature of your business it does not appear that you qualify for use of the completed contract method of revenue recognition in accordance with SOP 81-1. Please refer to paragraph 12 of APB 22 and SAB 104 for guidance.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Henderson at (202) 551-3322 or Senior Assistant Chief Accountant George Ohsiek at (202) 551-3843 if you have question relating to comments on the financial statements or related matters. Please contact Albert Yarashus at (202) 551-3239, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at (202) 551-3270 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Cletha A. Walstrand
        FAX: (801) 295-3458